April 23, 2019

Nickolas Tabraue
President
Earth Science Tech, Inc.
8000 NW 31st Street, Unit 19
Doral, FL 33122

       Re: Earth Science Tech, Inc.
           Registration Statement on Form S-1
           Filed March 27, 2019
           File No. 333-230543

Dear Mr. Tabraue:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 27, 2019

Prospectus Summary, page 1

1. Please revise the discussion of the matter entitled Cromogen Biotechnology Corporation
       vs. Earth Science Tech, Inc. to describe in more detail the judgment in favor of
       Cromogen. Specifically indicate the total of the award was $3.99 million. Also revise the risk factor "We are currently under the control of a court appointed receiver" to indicate the total amount of the award.
2. We note that the company sought the appointment of the Receiver by the Nevada District
       Court. Please expand to explain why the company sought a receiver and clearly address whether the company was insolvent or in imminent danger of insolvency. Revise your disclosure to address the nature of the receivership, the potential impacts on the company and what potential outcomes the receivership may have on the company. Specifically
 Nickolas Tabraue
FirstName LastNameNickolas Tabraue
Earth Science Tech, Inc.
Comapany NameEarth Science Tech, Inc.
April 23, 2019
April 2 2019 Page 2
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FirstName LastName
         address the potential effects of the receivership on the investors in the current offering.
         Consider adding a section to the registration statement that addresses receivership in
         Nevada. We may have further comment.
Risk Factors, page 11

3. Please add a risk factor addressing the company's liquidity. Special Information Regarding Forward-Looking Statements, page 11

4. We note your reference to the safe harbors provided by the Private Securities Litigation
         Reform Act of 1995. Please remove reference to these safe harbors throughout the prospectus as they are not available for issuers issuing a penny stock.
We may not have access to the full amount under the financing agreement, page
25

5. We note your statement that the "lowest trading price ... was approximately $0.61. At that discounted price, the 5,873,370 shares would only represent $2,866,204.50, which is below the full amount of the Financing Agreement." We also note your disclosure under
         "The Offering" section on page 28 which indicates that the lowest trading price was approximately $0.63 which covers the sale of $3,700,223.10 worth of shares. Please revise to reconcile your disclosure as appropriate.
Market and Other Information, page 26

6. We note your statement that your common stock is quoted on the OTCQB Marketplace.
         We also note you indicate that the last reported sale price of the OTC Pink was $0.64 per share. Please advise us why you reference the OTC Pink market for your share price when your common stock is quoted on the OTCQB Marketplace. Also please revise to provide the disclosure required by Item 201(a)(ii) and 201(a)(iii) of Regulation S-K.
Description of Securities to be Registered, page 30

7. Please revise to address the material terms of the outstanding preferred stock. Specifically address the voting and any liquidation preference of the preferred stock.
Information with Respect to the Registrant, page 33

8. We note your statement regarding the appointment of Strongbow Advisors, Inc. and
         Robert Stevens as receiver that "Stevens and Strongbow have built a reputation and differentiated themselves by assisting companies with financings and working in the capital markets to help companies raise the capital needed not only to pay debts but to build and grow their businesses. As a result, they are almost hyper-vigilant in protecting their companies' shareholders and are not focused solely on creditors." It is our understanding that the receiver, as an agent of the court, is independent and neutral in managing company operations and trying to preserve the value of the corporation. Please
 Nickolas Tabraue
FirstName LastNameNickolas Tabraue
Earth Science Tech, Inc.
Comapany NameEarth Science Tech, Inc.
April 23, 2019
April 3 2019 Page 3
Page 23,
FirstName LastName
         revise your disclosure to clarify that the receiver acts on behalf of the court and that the receiver is neutral and independent in restructuring companies to retain value for the creditors and shareholders.
Results of Operations, page 46

9. Please revise the results of operations to discuss in greater detail the reasons for the changes in the various results of operations. For example, describe the reason for the increase in revenues for the period ended December 31, 2018 as compared to December
         31, 2017. See Item 303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release No.
         33-8350 (December 29, 2003).
The Company's plan of Operation for the Next Twelve Months, page 46

10. Please revise to provide a basis for your statement that "we are confident that we will emerge from receivership ... in a better position for our shareholders than we entered into
         it." We may have further comment.
Directors, Executive Officers, Promoters, and Control Persons, page 52

11. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company.
Executive Compensation, page 55

12. Please revise Dr. Michel Aube's total compensation to reflect the compensation paid for the year ended 2018.
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
Matters, page 57

13. Please revise to update the information in the beneficial ownership table to the most recent practicable date. See Item 403 of Regulation S-K.
Transactions with Related Persons, page 59

14. Please identify the stockholder who has notes payable by the company that are in default.
         See Item 404 of Regulation S-K.
Other Expenses of Issuance and Distribution, page II-1

15. Please revise to provide a statement of all expenses in connection with the issuance and distribution of the securities being registered as required by Item 511 of Regulation S-K.
 Nickolas Tabraue
FirstName LastNameNickolas Tabraue
Earth Science Tech, Inc.
Comapany NameEarth Science Tech, Inc.
April 23, 2019
Page 23,
April 4 2019 Page 4
FirstName LastName
Recent Sales of Unregistered Securities, page II-2

16. Please revise to state the aggregate amount of consideration for each offering and also briefly state the facts relied upon to make the exemption available for each of the noted offerings. See Item 701(d) of Regulation S-K.
Exhibit 5.1 Opinion of Lucosky Brookman LLP, page II-8

17. We note you indicate in the Lucosky Brookman legality opinion that "this opinion is based upon currently existing statues, regulations, rules and judicial decisions" but you do not identify Nevada as the law being referenced. Please revise the legality opinion to refer to Nevada law as the law applicable to the legality opinion.
Exhibits, page II-8

18. We refer to exhibit 10.4. Please comply with Securities Exchange Act Rule 12b-12(d)
         regarding English language translations and summaries of foreign language documents.
Signatures, page II-10

19. Please have your Principal Executive Officer, Principal Financial Officer, your Controller or Principal Accounting Officer and the majority of your board of directors sign the registration statement. See Instruction 1 to Signatures of Form S-1. General

20. Please add a section and relevant disclosure in the prospectus which addresses the company's legal proceedings. See Item 103 of Regulation S-K. Nickolas Tabraue
Earth Science Tech, Inc.
April 23, 2019
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any questions.



                                                           Sincerely,
FirstName LastNameNickolas Tabraue
                                                           Division of
Corporation Finance
Comapany NameEarth Science Tech, Inc.
                                                           Office of Beverages,
Apparel and
April 23, 2019 Page 5                                      Mining
FirstName LastName